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                               EXHIBIT 4.38

                               [RTFC LOGO]

                                  RTFC

                   RURAL TELEPHONE FINANCE COOPERATIVE
            2201 Cooperative Way - Herndon, Virginia 20171-3025
                               703-709-6700

VIA FACSIMILE & U.S. MAIL


May 6, 1997

Mr. Thomas Hertz
Chief Executive Officer
Dakota Cooperative Telecommunications, Inc.
Post Office Box 66
Irene, South Dakota 57037

RE: Approval of Long-Term Loans:
     SD 515-A-01 & SD 515-A-02

Dear Mr. Hertz:

We are pleased to advise you that RTFC has approved both of your requests for a 15-year secured construction term loan (A-01) in the amount of $14,736,842 and for a 15-year secured term loan (A-02) in the amount of $13,684,210 to refinance existing debt. Both loans include borrowings of $736,842 and $684,210, respectively, for subordinated capital certificates ("SCCs").

Proceeds of the A-01 loan will be available for plant modernization of both central office and outside plant and for the purchase of SCCs. Proceeds of the A-02 loan will be available to refinance existing RUS debt and for the purchase of SCCs.

Both loans will be collateralized by a first priority lien on all of the assets and revenues of Dakota Cooperative Telecommunications, Inc., pursuant to a mortgage executed between the borrower and RTFC, and by a pledge of stock from each of its subsidiaries. The specific terms and conditions of these loans will be set forth in RTFC loan and security documents which we will prepare.

We are pleased to be of service to your organization and look forward to working with you to close the above loans. If you have any questions, please let me know.




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Sincerely,

/s/ Kenneth A. Fried

Kenneth A. Fried
Associate Vice President
And Account Manager